

November 24, 2009

Roberto R. Herencia
President and Chief Executive Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160

> **Re:** **Midwest Banc Holdings**
> **Form 10-K for year ended December 31, 2008**
> **Filed March 11, 2009**
> **File Number 01-0413282**

Dear Mr. Herencia:

We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and related filings have no further comments at this time. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3419 with any questions.

Sincerely,

Kathryn S. McHale
Staff Attorney

CC: By Fax: (312) 609-5005
John Blatchford
Vedder Price P.C.